

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Mark Manfredi
Chief Executive Officer
Ikena Oncology, Inc.
645 Summer Street, Suite 101
Boston, MA 02210

> **Re: Ikena Oncology, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 27, 2022**
> **File No. 333-264517**

Dear Dr. Manfredi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephanie Richards, Esq.